Execution Version

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (this "Agreement"), dated as of September 26, 2025, is made and entered into by and between DB Insurance Co., Ltd., incorporated and existing under the laws of the Republic of Korea with its registered office at DB Financial Center, 432, Teheran-ro, Gangnam-gu, Seoul, Korea, 06194 ("Purchaser"), and the undersigned stockholder (the "Stockholder") of Tiptree Inc., a Maryland corporation ("Company Parent"). Purchaser and the Stockholder are referred to individually as a "Party" and collectively as the "Parties."

WITNESSETH

WHEREAS, concurrently with the execution of this Agreement, Company Parent, Purchaser, a subsidiary of Purchaser to be incorporated in Delaware following the date hereof and prior to the Closing ("Merger Sub"), and The Fortegra Group, Inc., a Delaware corporation (the "Company") are entering into an Agreement and Plan of Merger (as amended, supplemented or otherwise modified from time to time, the "Merger Agreement"), pursuant to which, subject to the terms and conditions thereof, Merger Sub will merge with and into the Company, with the Company being the Surviving Corporation of such merger, and as a result of which Purchaser shall be the sole stockholder of the Surviving Corporation (the "Merger");

WHEREAS, as of the date hereof, the Stockholder is the record and beneficial owner (for purposes of this Agreement, "beneficial owner" (including "beneficially own" and other correlative terms) shall have the meaning set forth in Rule 13d-3 promulgated under the Exchange Act) of the number of shares of issued and outstanding shares of common stock, par value $0.001 per share, of Company Parent ("Company Parent Common Stock"), set forth opposite the Stockholder's name on Schedule I hereto (all such shares, the "Existing Shares"); and

WHEREAS, as a condition and an inducement to Purchaser's willingness to enter into the Merger Agreement, the Stockholder has agreed to enter into this Agreement.

NOW THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Defined Terms. The following terms, as used in this Agreement, shall have the meanings specified in this Section 1.1. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement.

"Adverse Amendment" means any amendment to the Merger Agreement that (a) decreases, or changes the form of, consideration payable to the Company thereunder (other than pursuant to the definition of "Aggregate Purchase Price" in the Merger Agreement); (b) imposes any material restrictions or any additional conditions on the consummation of the transactions contemplated by

the Merger Agreement; or (c) extends the Termination Date (other than pursuant to the proviso in Section 10.01(b) of the Merger Agreement).

"Covered Company Parent Shares" means (a) the Stockholder's Existing Shares, (b) any shares of Company Parent Common Stock and (c) other voting capital stock of Company Parent and any Securities convertible into or exercisable or exchangeable for shares of Company Parent Common Stock or other voting capital stock of Company Parent, in the case of clauses (b) and (c) of this definition, that the Stockholder has beneficial ownership of on or after the date hereof for so long as they are held or otherwise beneficially owned by the Stockholder (subject to Section 3.1).

"Permitted Transfer" means a Transfer of Covered Company Parent Shares by the Stockholder to a controlled Affiliate of the Stockholder if, as a precondition to such Transfer, the transferee agrees in writing to be bound by each of the terms of, and to assume all of the obligations of the Stockholder under, this Agreement by executing and delivering a joinder agreement in form and substance acceptable to Purchaser (each, a "Joinder").

"Security" means, with respect to any Person, any series of common stock, preferred stock and any other equity interest or capital stock of such Person (including interests or rights of any kind convertible into or exchangeable or exercisable for any equity interest in any such series of common stock, preferred stock or any other equity interest or capital stock of such Person), however described and whether voting or non-voting.

"Transfer" means (a) any direct or indirect sale, assignment, encumbrance, pledge, disposition, or other transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any option or other Contract, arrangement or understanding with respect to any current or future sale, assignment, encumbrance, pledge, disposition or other transfer (by operation of law or otherwise) of any of the Covered Company Parent Shares or any interest in any of the Covered Company Parent Shares (in each case other than this Agreement) or (b) the deposit of any of the Covered Company Parent Shares into any voting trust or similar arrangement, the entry into any voting agreement or arrangement (other than this Agreement and except for customary arrangements with the Stockholder's prime broker and/or custodian for the sole purpose of holding such Covered Company Parent Shares for the account of the Stockholder) with respect to any of the Covered Company Parent Shares or the grant of any proxy or power of attorney (other than this Agreement and except for customary arrangements with the Stockholder's prime broker and/or custodian for the sole purpose of holding such Covered Company Parent Shares for the account of the Stockholder) with respect to any of the Covered Company Parent Shares, or (c) any legally binding contract or commitment to take any of the actions referred to in the foregoing clause (a) or (b) of this definition.

ARTICLE II

VOTING AGREEMENT

Section 2.1   Agreement to Vote.

(a)   The Stockholder hereby irrevocably and unconditionally agrees that, during the term of this Agreement, at the Company Parent Stockholder Meeting and at any other meeting of the stockholders of Company Parent, however called, including any adjournment or postponement thereof, and in connection with any written consent of the stockholders of Company Parent, the Stockholder shall, in each case to the fullest extent that the Covered Company Parent Shares are entitled to vote thereon or consent thereto, or in any other circumstance in which the vote, consent or other approval of the stockholders of Company Parent is sought:

(i)   appear, in person or by proxy, at each such meeting or otherwise cause all of the Stockholder's Covered Company Parent Shares to be counted as present thereat for purposes of calculating a quorum; and

(ii)   vote (or cause to be voted), in person or by proxy, or if applicable deliver (or cause to be delivered) a written consent covering, all of the Stockholder's Covered Company Parent Shares:

(1)   in favor of the approval of the Merger and the other transactions contemplated by the Merger Agreement;

(2)   in favor of any proposal to adjourn a meeting of the stockholders of Company Parent to solicit additional proxies in favor of the approval of the Merger and the other transactions contemplated by the Merger Agreement;

(3)   against any Acquisition Proposal; and

(4)   against any other action, agreement or transaction that is intended to, or would reasonably be expected to, impede, impair, interfere with, delay, frustrate the purposes of or adversely affect the Merger or the other transactions contemplated by the Merger Agreement (including the consummation in each case thereof) or this Agreement or the performance by Company Parent of its obligations under the Merger Agreement or by any Stockholder of his, her or its obligations under this Agreement, including: (A) any action, agreement or transaction that would reasonably be expected to result in any condition to the consummation of the Merger set forth in the Merger Agreement not being satisfied, or that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Company Parent contained in the Merger Agreement or of any Stockholder contained in this Agreement; or (B) other than the Merger, or as otherwise expressly permitted in the Merger Agreement, any extraordinary corporate transaction.

(b)   Any vote required to be cast or consent required to be executed pursuant to this Section 2.1 shall be cast or executed in accordance with the applicable procedures relating thereto to the extent required to ensure that it is duly counted for purposes of determining that a quorum is present (if applicable) and for purposes of recording the results of that vote or consent.

(c)   Anything herein to the contrary notwithstanding, this Section 2.1 shall not require the Stockholder to be present (in person or by proxy) or vote (or cause to be voted) any of its Covered Company Parent Shares to amend the Merger Agreement or take any action that results in the amendment or modification, or a waiver of a provision therein, in any such case, in a manner that (i) decreases the amount or changes the form of the Aggregate Purchase Price or (ii) imposes any material restrictions on or additional conditions on the payment of the Aggregate Purchase Price to the Equityholders.

(d)   Except as expressly set forth in this Section 2.1, the Stockholder will continue to hold and shall have the right to exercise all voting rights related to the Shareholder's Covered Company Parent Shares. For the avoidance of doubt, except as expressly set forth in Section 2.1, nothing in this Agreement shall limit the right of any Shareholder to vote in favor of, against, or abstain with respect to any matter presented to Company Parent's shareholders not addressed by Section 2.1.

Section 2.2   No Inconsistent Agreements. The Stockholder represents, covenants and agrees that, except for this Agreement, the Stockholder (a) has not entered into, nor shall enter into at any time while this Agreement remains in effect, any voting agreement, voting trust or similar arrangement or understanding with respect to any Covered Company Parent Shares, (b) has not granted, nor shall grant at any time while this Agreement remains in effect, a proxy, consent or power of attorney with respect to any Covered Company Parent Shares and (c) has not given, and shall not give at any time while this Agreement remains in effect, any voting instructions or authorities, in each case, in any manner inconsistent with Section 2.1 hereof with respect to any of the Covered Company Parent Shares.

Section 2.3   Return of Proxy. The Stockholder shall execute and deliver (or cause the applicable holders of record to execute and deliver), within ten days of receipt, any proxy card or voting instructions it receives that is sent to stockholders of Company Parent soliciting proxies with respect to any matter described in Section 2.1, which shall be voted in the manner described in Section 2.1. At Purchaser's reasonable request, each Stockholder will provide reasonable evidence of such execution and delivery of such proxy card or voting instructions.

ARTICLE III

OTHER COVENANTS

Section 3.1   Restrictions on Transfers. The Stockholder hereby agrees that, effective as of the date hereof and continuing until the termination of this Agreement in accordance with Section 5.1 hereof (the "Voting Period"), the Stockholder shall not, directly or indirectly, Transfer any Covered Company Parent Shares or any beneficial ownership interest or any other interest therein, unless such Transfer is a Permitted Transfer. On the execution and delivery of a Joinder by such transferee, such transferee shall be deemed to be a party hereto as if such transferee's signature appeared on the signature pages of this Agreement and shall be deemed to be a Stockholder. Any Transfer or attempted Transfer of any Covered Company Parent Shares in violation of this Section 3.1 shall, to the fullest extent permitted by Law, be null and void *ab initio*. If any involuntary Transfer of all or any portion of the Covered Company Parent Shares shall occur (including, if applicable, a sale by the Stockholder's trustee in any bankruptcy, or a sale to a purchaser at any creditor's or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Covered Company Parent Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until the valid termination of this Agreement in accordance with Section 5.1 hereof.

Section 3.2   Litigation. The Stockholder agrees not to commence, join in, facilitate, assist or encourage, and agrees to use commercially reasonable efforts to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Purchaser, Merger Sub or Company Parent or any of their respective successors or Representatives alleging a breach of any fiduciary duty of any Person in connection with the evaluation, negotiation or entry into the Merger Agreement; provided that the foregoing shall not prevent any claim against any of Purchaser or Merger Sub to enforce the Stockholder's rights hereunder or under the Merger Agreement to receive consideration for its Equity Interests on the terms and subject to the conditions therein or rights to indemnification under Section 7.07 of the Merger Agreement on the terms and subject to the conditions therein.

Section 3.3   Stock Dividends, Distributions, Etc. In the event of a stock split, reverse stock split, stock dividend or distribution, or any change in the Company Parent Common Stock by reason of any recapitalization, combination, reclassification, exchange of shares or similar transaction, the terms "Existing Shares" and "Covered Company Parent Shares" shall be deemed to refer to and include any Securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction, including, as applicable, such stock dividend or distribution.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

Section 4.1   Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Purchaser as follows:

(a)   Organization. The Stockholder, to the extent the Stockholder is an entity, is duly organized and validly existing under the Laws of the jurisdiction of its incorporation, formation or organization, as applicable.

(b)   Authority; Execution and Delivery; Enforceability. If the Stockholder is not a natural person, (i) the Stockholder has all necessary corporate or other entity power and authority to execute, deliver and perform its obligations under this Agreement and (ii) the execution, delivery and performance by the Stockholder of this Agreement and the compliance by the Stockholder with each of its obligations herein have been duly and validly authorized by all necessary corporate or other entity action on the part of the Stockholder. If the Stockholder is a natural person, the Stockholder has full legal capacity, right and authority to execute, deliver and perform the Stockholder's obligations under this Agreement. The Stockholder has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Purchaser of this Agreement, this Agreement constitutes the Stockholder's legal, valid and binding obligation, enforceable against the Stockholder in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws of general application affecting enforcement of creditors' rights or by principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

(c)   Ownership of Existing Shares. As of the date hereof, the Stockholder is the sole beneficial owner and (except as may be set forth on Schedule I hereto) sole owner of record of the Existing Shares set forth opposite the Stockholder's name on Schedule I hereto, free and clear of any Liens and free of any other limitation or restriction (including any limitation or restriction on the right to vote, sell, transfer or otherwise dispose of such Existing Shares) other than this Agreement and any limitations or restrictions imposed under applicable securities Laws, and such Existing Shares constitute all of the shares of Company Parent Common Stock beneficially owned or owned of record by the Stockholder, as applicable. Except as set forth on Schedule I hereto, the Stockholder has sole voting power (including the right to control such vote as contemplated herein), sole power of disposition, sole power to issue instructions with respect to the matters set forth in Article II hereof, and sole power to agree to all the matters set forth in this Agreement, in each case with respect to all of the Existing Shares.

(d)   No Conflicts. Neither the execution and delivery of this Agreement by the Stockholder nor compliance by the Stockholder with any of the terms or provisions hereof will (i) with respect to a Stockholder that is not a natural person, violate any provision of the certificate of incorporation, bylaws, or other organizational or governing documents of the Stockholder, (ii) conflict with or violate any Law or Order applicable to the Stockholder or by which any of the Stockholder's properties or assets are bound and (iii) result in any breach of or constitute a default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, acceleration or cancellation under, any material Contract or permit to which the Stockholder is a party or by or to which the Stockholder is bound, except, in each case, for such violations as, individually or in the aggregate, would not reasonably be expected to impair the Stockholder's ability to perform his or her obligations under this Agreement.

(e)   Consents and Approvals. The execution, delivery and performance by the Stockholder of this Agreement do not and will not require any Consent of, or filing with, any Governmental Authority (excluding filings with the SEC under applicable securities Laws and as required for the Required Governmental Consents) except as, individually or in the aggregate, would not reasonably be expected to impair the Stockholder's ability to perform his or her obligations under this Agreement.

(f)   Reliance by Purchaser. The Stockholder understands and acknowledges that Purchaser is entering into the Merger Agreement in reliance upon the Stockholder's execution and delivery of this Agreement and the representations, warranties, covenants and obligations of Stockholder contained herein. The Stockholder has had the opportunity to review this Agreement and the Merger Agreement with counsel of their own choosing. The Stockholder understands and acknowledges that the Merger Agreement governs the terms of the Merger and the other transactions contemplated thereby.

(g)   No Actions. The Stockholder shall not bring, commence, institute, maintain, prosecute or participate in any action, claim, suit or cause of action, in law or in equity, in any court or before any Governmental Authority, which alleges that the approval of the Merger Agreement by the board of directors of Company Parent breaches any fiduciary duty of the board of directors of Company Parent or any member thereof to Company Parent, the Stockholder or any other shareholders of Company Parent.

(h)   Legal Proceedings. As of the time of execution of this Agreement, there is no Litigation pending, or to the knowledge of the Stockholder, threatened against the Stockholder that, individually or in the aggregate, would reasonably be expected to impair the Stockholder's ability to perform the Stockholder's obligations under this Agreement. As of the time of execution of this Agreement, the Stockholder is not subject to any Order, except for those that, individually or in the aggregate, would not reasonably be expected to impair the Stockholder's ability to perform his, her or its obligations under this Agreement.

(i)   Brokers. Except as disclosed in writing by the Company to Purchaser prior to the date of the Merger Agreement, no Person is or will become entitled, by reason of any agreement or arrangement entered into or made by or on behalf of, the Stockholder, to receive any commission, brokerage, finder's fee or other similar compensation in connection with the consummation of the transactions contemplated by this Agreement or the Merger Agreement.

Section 4.2   Representations and Warranties of Purchaser. Purchaser hereby represents and warrants to the Stockholder as follows:

(a)   Organization. Purchaser is duly organized and validly existing under the Laws of the Republic of Korea.

(b)   Authority; Execution and Delivery; Enforceability. Purchaser has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement. The execution, delivery and performance by Purchaser of this Agreement and the compliance by Purchaser with each of its obligations herein have been duly and validly authorized by all necessary corporate action on the part of Purchaser. Purchaser has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Stockholder of this Agreement, this Agreement constitutes Purchaser's legal, valid and binding obligation, enforceable against it in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws of general application affecting enforcement of creditors' rights or by principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

(c)   No Conflicts. Neither the execution and delivery of this Agreement by Purchaser nor compliance by Purchaser with any of the terms or provisions hereof will (i) violate any provision of the Organizational Documents of Purchaser, (ii) conflict with or violate any Law or Order applicable to Purchaser or by which any of Purchaser's properties or assets are bound, (iii) result in any breach of, or constitute a default (with or without notice or lapse of time, or both)

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under, or give rise to any right of termination, acceleration or cancellation under, any material Contract or permit to which Purchaser is a party or by or to which Purchaser is bound, except, in each case, for such violations as, individually or in the aggregate, would not reasonably be expected to impair Purchaser's ability to perform its obligations under this Agreement.

ARTICLE V

TERMINATION

Section 5.1   Termination. This Agreement shall terminate upon the earliest to occur of (a) the termination of this Agreement by the mutual written consent of Purchaser and the Stockholder; (b) the valid termination of the Merger Agreement in accordance with its terms prior to the Closing; (c) an Adverse Recommendation Change in accordance with the terms of the Merger Agreement; (d) the Closing; (e) the Termination Date; (f) the date of any Adverse Amendment, without the prior written consent of the Stockholder; and (g) the obtainment of the Company Parent Stockholder Approval. In the event of the termination of this Agreement in accordance with this Section 5.1, this Agreement shall forthwith become void and have no effect, and there shall not be any liability or obligation on the part of any Party hereto, other than this Section 5.1 and Article VI (other than Section 6.1), which provisions shall survive such termination; provided, however, that nothing in this Section 5.1 shall relieve any Party from liability for any breach of any representation, warranty, covenant or other agreement contained in this Agreement prior to such termination, in which case the aggrieved Party shall be entitled to all rights and remedies available at law or in equity.

ARTICLE VI

MISCELLANEOUS

Section 6.1   Publication. The Stockholder (a) hereby consents to and authorizes the publication and disclosure by Purchaser, Company Parent and the Company in any press release or the Proxy Statement or other disclosure document required by applicable Law or the rules and regulations of any stock exchange upon which the securities of Purchaser or Company Parent or their Affiliates are traded in connection with the Merger Agreement or the transactions contemplated thereby, his, her or its identity and ownership of shares of Company Parent Common Stock, the nature of his or her commitments and arrangements pursuant to this Agreement and such other information required to be disclosed by Law in connection with such publication or disclosure ("Stockholder Information"), and (b) hereby agrees to cooperate with Purchaser in connection with such filings, including by, upon written request by Purchaser, providing Stockholder Information that Purchaser reasonably requires for the preparation of such filings. The Stockholder shall promptly notify Purchaser of any required corrections with respect to any Stockholder Information supplied by the Stockholder, if and to the extent the Stockholder becomes aware that any such Stockholder Information shall have become false or misleading in any material respect.

Section 6.2   No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Purchaser or Merger Sub any direct or indirect ownership or incidence of ownership of or with respect to any Covered Company Parent Shares. All rights, ownership and economic benefits of and relating to the Covered Company Parent Shares shall remain vested in and belong to the Stockholder, and neither Purchaser nor Merger Sub shall have authority to manage, direct, restrict, regulate, govern or administer any of the policies or operations of Company Parent or exercise any power or authority to direct the Stockholder in the voting or disposition of any of the Covered Company Parent Shares, except as otherwise provided herein.

Section 6.3 <u>Further Assurances</u>. Each of the Parties agrees that it shall use reasonable best efforts to take, or cause to be taken, all actions necessary, proper or advisable to give effect to the obligations of the Parties hereunder, including by executing and delivering such additional documents as may be reasonably necessary to effectuate this Agreement.

Section 6.4 <u>Amendment and Modification; Waiver</u>. This Agreement may not be amended, modified or supplemented, except by an instrument in writing signed on behalf of each of the Parties hereto. Any agreement on the part of a Party to any waiver of any obligation of the other Parties shall be valid only if set forth in an instrument in writing signed on behalf of such waiving Party. The failure of any Party to assert any of his, her or its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise by any Party of any of his, her or its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

Section 6.5 <u>Notices</u>. All notices, requests, consents or other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the Person for whom it is intended, if delivered by registered or certified mail, return receipt requested, or by a recognized courier service with signed confirmation of receipt, or when sent by email (provided that no "error" message or other notification of non-delivery is automatically generated and sent in response thereto), to the Person at the address or email address set forth below, or such other address or email address as may be designated in writing hereafter, in the same manner, by such Person:

(a)   if to Purchaser, to:

DB Insurance Co., Ltd.
DB Financial Center
432, Teheran-ro
Gangnam-gu, Seoul, Korea
Attention: Donggi Ko
Email: donggi.ko11@dbins.co.kr
with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
1271 Avenue of the Americas
New York, NY 10020
Attention: Gary Boss; Kirsten Gaeta; Andrew Elken
Email: gary.boss@lw.com; kirsten.gaeta@lw.com; andrew.elken@lw.com

and

Yulchon LLC
Parnas Tower, 38F, 521 Teheran-ro,
Gangnam-gu, Seoul 06164, Korea
Attention: Tehyok Daniel Yi
Email: thyi@yulchon.com

(b)   if to the Stockholder, as set forth on Schedule II hereto.

Any such notification shall be deemed delivered (a) upon receipt, if delivered personally, (b) on the next Business Day, if sent by recognized courier service for next business day delivery, or (c) the Business Day received (or the immediately following Business Day, if not received on a Business Day), if sent by email (provided that no "error" message or other notification of non-delivery is generated) or any other permitted method.

Section 6.6   Counterparts; Severability, etc. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by scanned pages or other electronic transmission shall be effective as delivery of a manually executed counterpart to this Agreement. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to amend or otherwise modify this Agreement, to the extent necessary, to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will give effect to the intent of the Parties.

Section 6.7   Entire Agreement; Third-Person Beneficiaries. This Agreement (including the Schedules hereto and, to the extent referred to in this Agreement, the Merger Agreement, together with the several agreements and other documents and instruments referred to herein or therein or annexed hereto or thereto) (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof and thereof and (b) is not intended to and shall not confer any rights, benefits, remedies, obligations or liabilities upon any Person other than the Parties hereto and their respective permitted successors and assigns.

Section 6.8   Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. Notwithstanding the foregoing, no Party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other Party and any purported assignment in violation of the foregoing shall be null and void ab initio; provided, that such prior written approval shall not be required for the assignment to an Affiliate in connection with a Permitted Transfer made in accordance with the provisions of Section 3.1; provided, further, that such prior written approval shall not be required for the assignment by Purchaser of any or all of its rights, interests and obligations under this Agreement before or after the Closing Date to any Affiliate, or for the assignment by Covered Person to an Affiliate in connection with a Permitted

Transfer made in accordance with the provisions of Section 3.1; provided, further, that any assignment by Purchaser shall not release Purchaser from any of its obligations hereunder.

Section 6.9   Headings; Interpretation.

(a)   The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(b)   The words "hereof", "herein", "hereto", "hereunder" and "hereinafter" and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. The division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reading only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any Article, Section, subsection or clause are to the corresponding Article, Section, subsection or clause of this Agreement, unless otherwise specified. The term "including" shall mean "including, without limitation", and the words "include" and "includes" shall have corresponding meanings and such words shall not be construed to limit any general statement that they follow to the specific or similar items or matters immediately following them. The term "or" is not exclusive, unless the context otherwise requires. Unless the context of this Agreement otherwise requires: (i) any reference in this Agreement to gender shall include all genders and the neuter; (ii) the terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa; and (iii) "writing", "written" and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. The word "extent" in the phrase "to the extent" shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply "if." The term "dollars" and character "$" shall mean United States dollars.

Section 6.10   Governing Law. This Agreement, and any claim, suit, action or proceeding in any way arising out of or relating to this Agreement, the negotiation, execution or performance of this Agreement, or the transactions contemplated hereby (whether in law or in equity, and whether in contract or in tort or otherwise), shall be governed by and enforced pursuant to the laws of the State of Delaware, its rules of conflict of laws notwithstanding.

Section 6.11   Specific Performance. The Parties understand and agree that the covenants and undertakings on each of their parts herein contained are uniquely related to the desire of the Parties to consummate the transactions contemplated by the Merger Agreement, which represents a unique business opportunity at a unique time for each of the Parties and further agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its terms and further agree that, although monetary damages may be available for the breach of such covenants and undertakings, monetary damages would be an inadequate remedy therefor. Accordingly, each Party agrees that, in the event of any breach or threatened breach of any of their respective covenants or obligations set forth in this Agreement, the other Party shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement. Any party seeking an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. In the event that any Litigation should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at Law.

Section 6.12   Consent to Jurisdiction. Each Party hereby irrevocably agrees and consents to be subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if the Court of Chancery lacks jurisdiction, the United States District Court for the District of Delaware or the Superior Court of the State of Delaware, in any suit, action or proceeding described in the immediately preceding sentence of this Section 6.12. Each Party hereby irrevocably consents to the service of any and all process in any such suit, action or proceeding by the delivery of such process to such party at the address and in the manner provided in Section 6.5. Each of the Parties irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the Court of Chancery of the State of Delaware (or, if the Delaware Chancery Court shall be unavailable, any other court of the State of Delaware or, in the case of claims to which the federal courts have exclusive subject matter jurisdiction, any federal court of the United States of America sitting in the State of Delaware), and, in each case, appellate courts therefrom, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

Section 6.13   WAIVER OF JURY TRIAL. **EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER OR RELATED TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE BREACH, TERMINATION OR VALIDITY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO, OR ANY OTHER DOCUMENTS CONTEMPLATED IN THIS AGREEMENT, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER FOUNDED IN CONTRACT OR TORT OR OTHERWISE. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6.13.**

Section 6.14   <u>Capacity as a Stockholder</u>. The Parties agree that the Stockholder is making the agreements and understandings herein solely in the Stockholder's capacity as a record holder and beneficial owner of the Covered Company Parent Shares. Notwithstanding anything to the contrary herein, nothing herein shall (or require the Stockholder to attempt to) limit or affect any actions taken by a director, officer or committee member of Company Parent or any of its subsidiaries, in the exercise of his or her fiduciary duties or in his or her capacity as a director, officer or committee member of Company Parent or any of its subsidiaries or in his or her capacity as a fiduciary of any employee benefit plan, or prevent or be construed to create any obligation on the part of any director, officer and/or committee member of the Company Parent or any of its subsidiaries or any fiduciary of any employee benefit plan from taking any action in his or her capacity as such director, officer, committee member and/or fiduciary.

Section 6.15   <u>Expenses</u>. Except as otherwise expressly provided in this Agreement, whether or not Merger and the other transactions contemplated by the Merger Agreement are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the Party incurring such expenses.

Section 6.16   <u>No Survival of Covenants and Representations</u>. Subject to <u>Section 5.1</u>, the Parties agree that all covenants, representations and warranties of the Stockholder in this Agreement shall terminate effective as of the termination of this Agreement and shall not survive such termination for any purpose, and thereafter there shall be no liability on the part of, nor shall any claim be made by, any Party hereto or any of their respective Affiliates in respect hereof (including with respect to any breach, misrepresentation or inaccuracy or alleged breach, misrepresentation or inaccuracy thereof or with respect thereto).

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IN WITNESS WHEREOF, Purchaser and each Stockholder have duly executed this Agreement, all as of the date first written above.

PURCHASER

DB INSURANCE CO., LTD.

By: ______________________
Name: Jong Pyo Jeong
Title: Chief Executive Officer

[*Signature Page to Company Parent Voting Agreement*]

IN WITNESS WHEREOF, Purchaser and the Stockholder have duly executed this Agreement, all as of the date first written above.

PURCHASER

DB INSURANCE CO., LTD.

By:_____
      Name:
      Title:

STOCKHOLDER

By:_____
      Name: Michael Barnes


SCHEDULE I
EXISTING SHARES


Name	**Existing Shares**
Michael Barnes	10,085,428 shares of Common Stock